UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               RAYTECH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    755103108
          ------------------------------------------------------------
                                 (CUSIP Number)


                            Richard A. Lippe, Trustee
          Raytech Corporation Asbestos Personal Injury Settlement Trust
                 c/o Meltzer, Lippe, Goldstein & Schlissel, LLP
                                 190 Willis Ave.
                                Mineola, NY 11501
                                 (516) 747-0300
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 APRIL 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 755103108                                    PAGE 2 OF 8 PAGES
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-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Raytech Corporation Asbestos Personal Injury Settlement Trust
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (A) [ ]
                                                                         (B) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

              OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
-------- -----------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF               34,758,032
                        ----- --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
                        ----- --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                34,758,032
                        ----- --------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,758,032
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (see INSTRUCTIONS)

         OO
-------- -----------------------------------------------------------------------

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CUSIP NO. 755103108                                    PAGE 3 OF 8 PAGES
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ITEM 1.  SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Raytech Corporation, a Delaware corporation ("Raytech"). The address of the Company's principal executive offices is Suite 295, Four Corporate Drive, Shelton, Connecticut 06484.

ITEM 2.  IDENTITY AND BACKGROUND

               This statement is being filed by the Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust"), which is governed by the laws of the State of New York and was formed as an irrevocable trust pursuant to The Raytech Corporation Asbestos Personal Injury Settlement Trust Agreement (the "Trust Agreement"), effective as of April 18, 2001, in the form approved by the United States Bankruptcy Court for the District of Connecticut (the "Bankruptcy Court"). The Trust was formed to implement certain portions of the plan of reorganization more particularly referred to below.

               On March 10, 1989, Raytech filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the Bankruptcy Court. The filing was precipitated by contingent liabilities resulting from pending and potential litigation involving claims against Raytech and its affiliates relating to asbestos related diseases.

               By order dated August 31, 2000, the Bankruptcy Court confirmed Raytech's Second Amended Plan of Reorganization as modified on July 21, 2000 (the "Plan"), which confirmation was affirmed by the U.S. District Court on September 13, 2000. Portions of the Plan and the Trust Agreement are summarized below. These summaries are qualified by reference to the Trust Agreement (other than its exhibits and schedules) and the Plan, which are attached as Exhibits 1 and 2 respectively. Capitalized terms not otherwise defined in this Statement are used as defined in the Plan and the Trust Agreement.

               Raytech, as reorganized pursuant to the Plan, was required by the Plan to issue 34,758,032 shares of Common Stock to the Trustees (the "Trustees") for the benefit of holders of PI Trust Claims.

               The Trust received such 34,758,032 shares of Common Stock on April 18, 2001.

               The Trust is administered by three independent persons as Trustees. The initial Trustees of the Trust are Richard A. Lippe, who serves as Managing Trustee, Archie R. Dykes and Stephen C. Halpern.

               Mr. Lippe, 63, is currently a partner in the Corporate & Securities Law Group of the law firm of Meltzer, Lippe, Goldstein & Schlissel, LLP, 190 Willis Avenue, Mineola, New York. He is Managing Trustee of the Keene Creditors Trust. He holds a B.A. from Tufts University and an LL.B. from The University of Pennsylvania.

               Mr. Dykes, 71, is currently Chairman of Capital City Holdings, Inc., Nashville, Tennessee, a venture capital firm, and has a business address of Rivergate Executive Park, 907 Two Mile Parkway, Suite D-5, Goodlettsville, Tennessee. He has served in that capacity since 1988 prior to which he was Chairman, President and Chief Executive Officer of the Security Benefit Group of Companies, Topeka, Kansas, an insurance and management investment firm, from 1980 to 1987, Chancellor of The University of Kansas from 1973 to 1980 and Chancellor of The University of Tennessee from 1967 to 1973. He serves as Chairman of the Board of PepsiAmericas, Inc. and a director of Midas, Inc. and

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CUSIP NO. 755103108                                    PAGE 4 OF 8 PAGES
-------------------------                              -------------------------

Fleming Companies Inc. He is a Trustee of the Keene Creditors Trust. He holds a Doctorate from The University of Tennessee and a Masters and a B.S. from East Tennessee State University.

               Mr. Halpern, 55, is currently a professor of political science and adjunct professor of law at the State University of New York at Buffalo, and a partner at the law firm of Lukasik and Halpern. He has a business address of State University of New York at Buffalo, 509 Park Hall, Buffalo, New York. He holds a J.D. from State University of New York at Buffalo, a Ph.D. from The Johns Hopkins University in Political Science and a B.A. from The City College of New York.

               The Trust generally may take action by a vote of at least two Trustees at a meeting at which a quorum of at least two Trustees is present. The Trustees will serve staggered initial terms of five (5) years, in the case of Mr. Halpern, four (4) years, in the case of Mr. Lippe, and three (3) years, in the case of Mr. Dykes. Any Trustee may be removed for cause by the majority vote of the other Trustees and with the approval of the Bankruptcy Court. In the event of a vacancy in the position of Trustee, whether by term expiration, resignation or removal, the remaining Trustees shall consult with the Trust Advisory Committee (the "TAC") and the Legal Representative under the Trust (the "Legal Representative") concerning appointment of a successor Trustee. The vacancy shall be filled by the unanimous vote of the remaining Trustees unless a majority of the TAC or the Legal Representative vetoes the appointment. In the event that the remaining Trustees cannot agree on a successor Trustee, or a majority of the TAC or the Legal Representative vetoes the appointment of a successor Trustee, the Bankruptcy Court shall make the appointment.

               The TAC is a three member Trust Advisory Committee established to consult with and advise the Trustees. The Trustees must consult with the TAC on matters identified in Section 2.2(e) of the Trust Agreement and must obtain the consent of the TAC on matters identified in Section 2.2(f) of the Trust
Agreement. In addition, the issues raised in Trust Agreement Sections 2.1(c)(xviii) (transactions with Trustees or affiliates), 2.1(c)(xix) (merger or participation with other claims resolution facilities), 3.2(a) (investments),
4.7(a)(iii) (indemnification of agents, advisors or consultants) and 7.3 (amendments) require the consent of (and, in the case of Section 7.3, the prior consultation with) the TAC. As stated above, the Trustees must also consult with the TAC concerning the appointment of a successor Trustee and a majority of the TAC may veto the appointment of any successor Trustee. Certain actions by the Trustees pursuant to the Raytech Corporation PI Trust Claims Resolution and Distribution Procedures (the "Procedures") are also subject to the consent of the TAC. If, after following the procedures for obtaining the consent of the TAC set forth in Section 5.7(b) of the Trust Agreement, the TAC continues to object to any proposed action and to withhold its consent to such proposed action, the Trustees and the TAC are required to resolve their dispute pursuant to the procedures set forth in Section 7.13 of the Trust Agreement.

               The Trust Agreement also provides for the appointment of a Legal Representative, to represent the interests of the holders of future PI Trust Claims. The Trustees must consult with the Legal Representative on matters identified in Section 2.2(e) of the Trust Agreement and must obtain the consent of the Legal Representative on matters identified in Section 2.2(f) of the Trust Agreement. In addition, the issues raised in Trust Agreement Sections 2.1(c)(xviii) (transactions with Trustees or affiliates), 2.1(c)(xix) (merger or participation with other claims resolution facilities), 3.2(a) (investments),
4.7(a)(iv) (indemnification of agents, advisors or consultants) and 7.3 (amendments) require the consent of (and, in the case of Section 7.3, the prior consultation with) the Legal Representative. As stated above, the Trustees must also consult with the TAC concerning the appointment of a successor Trustee and the Legal Representative may veto the appointment of any successor Trustee. Certain actions by the Trustees pursuant to the Procedures are also subject to the consent of the Legal Representative. If, after following the procedures for obtaining the consent of the Legal Representative set forth in Section 6.6(b) of the Trust Agreement, the Legal Representative continues to object to any proposed action and to withhold its consent to such proposed action, the

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CUSIP NO. 755103108                                    PAGE 5 OF 8 PAGES
-------------------------                              -------------------------

Trustees and the Legal Representative are required to resolve their dispute pursuant to the procedures set forth in Section 7.13 of the Trust Agreement.

               The Trust currently has no officers.

               During the last five years, neither the Trust nor any of the Trustees (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The initial principal office of the Trust is 190 Willis Avenue, Mineola, New York 11501. Each of the Trustees is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

               On April 18, 2001 pursuant to the Plan, Raytech contributed to the Trust 34,758,032 shares of Common Stock. The consideration for the Common Stock is set forth in Section 1.4 of the Trust Agreement.


ITEM 4.  PURPOSE OF TRANSACTION

               Pursuant to the Plan, the Trust has been funded with, among, other things shares of Common Stock. The purposes of the transaction are set forth in Section 1.2 of the Trust Agreement.

               The Trustees currently do not expect to participate in the management of Raytech. Pursuant to the Plan, the total number of directors of the Raytech Board of Directors (the "Board") was set at nine. Pursuant to the Plan, on the Effective Date, the initial members of the Board consisted of one person appointed by the Official Committee of Equity Security Holders and the remaining directors appointed by the Official Committee of Unsecured Creditors, following consultation with Raytech, the Legal Representative (in his prior capacity as Guardian Ad Litem for Future Claimants), the United States Environmental Protection Agency and the State of Connecticut. The Trustees have not yet determined whether to propose new candidates for Directors or how they will otherwise vote the Trust's Common Stock at the next annual meeting.

               Pursuant to a Shareholders' Agreement by and among the Trust and the Shareholder Representative executed in connection with the Plan (the "Shareholders' Agreement"), a copy of which is attached hereto as Exhibit 3, the Trust has granted certain "tag-along" rights to the other holders of the Common Stock (other than the United States of America or the State of Connecticut), subject to certain conditions. Reference is made to the Shareholders' Agreement for a complete description of the terms and conditions of the Shareholders' Agreement.

               The Trust may sell some or all of its Common Stock within the next 12 months, however, no such transaction is currently planned. Pursuant to a settlement agreement, currently awaiting signature, the Trust plans to acquire 2,300,868 shares of Common Stock from United States Environmental Protection Agency, 231,720 shares of Common Stock from the Connecticut Department of Environmental Protection and 696,300 shares of Common Stock from FMC Corporation. Further depending on numerous circumstances, including the price of the Common Stock, the amount of the Trust's holdings of Common Stock, the availability of funds and the benefit to the Trust, the Trust may purchase additional Common Stock, but it has no current plans to do so.

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CUSIP NO. 755103108                                    PAGE 6 OF 8 PAGES
-------------------------                              -------------------------

               Except as set forth above, Purchaser has no present plans or proposals which would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D. However, Purchaser intends to review its interest in the Company on a continuing basis and reserves the right to change its plans or intentions at any time depending upon its evaluation of then existing circumstances including, without limitation, the factors referred to above.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

               (a) The Trust may be deemed to be the beneficial owner of 34,758,032 shares of Common Stock. Based on the 41,528,520 shares of Common Stock outstanding according to Raytech's Form 10-Q for the quarter ended September 30, 2001, these shares constitute 83.7% of the outstanding shares of Common Stock. Solely as a result of their positions as Trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Trust and, accordingly, each of them disclaims beneficial ownership of those shares of Common Stock.

               (b) Subject to the terms of the Plan, the Trust, acting through its Trustees, has the sole power to vote or to direct the vote and to dispose or direct the disposition of its Common Stock.


               (c) Except as described above, neither the Trust nor any of the Trustees has engaged in any transactions in the Common Stock that were effected during the past sixty days.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Trust.


               (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Except as set forth herein, neither the Trust nor the Trustees has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Raytech, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             EXHIBIT NUMBER                            TITLE

                    1 Raytech Corporation Asbestos Personal Injury Settlement Trust Agreement, effective as of April 18, 2001

                    2 Raytech's Second Amended Plan of Reorganization as modified on July 21, 2000

                    3                   Shareholders' Agreement



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CUSIP NO. 755103108                                    PAGE 7 OF 8 PAGES
-------------------------                              -------------------------

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the person or entity set forth below, such person or entity certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 15, 2002




                                   Raytech Corporation Asbestos Personal Injury
                                   Settlement Trust


                                   By: /S/RICHARD A. LIPPE
                                       -----------------------------------------
                                       Richard A. Lippe, Trustee




                                   By: /S/ARCHIE R. DYKES
                                       -----------------------------------------
                                       Archie R. Dykes, Trustee




                                   By: /S/STEPHEN C. HALPERN
                                       -----------------------------------------
                                       Stephen C. Halpern, Trustee

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CUSIP NO. 755103108                                    PAGE 8 OF 8 PAGES
-------------------------                              -------------------------


EXHIBIT NUMBER                TITLE                     METHOD OF FILING    PAGE

       1        Raytech Corporation Asbestos Personal    Filed herewith
                Injury Settlement Trust Agreement,
                effective as of April 18, 2001

       2        Raytech's Second Amended Plan of         Filed herewith
                Reorganization as modified
                on July 21, 2000

       3        Shareholders' Agreement                  Filed herewith